Filed by Xcyte Therapies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

(Commission File No.: 000-50626)

Subject Company: Cyclacel Limited

The following is a Form 8-K filed by Xcyte Therapies, Inc. on January 19, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Act of 1934

Date of Report (Date of earliest event reported): January 13, 2006

Commission File Number 0-50626

XCYTE THERAPIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	91-1707622
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1124 Columbia Street, Suite 130

Seattle, Washington 98104

(Address of principal executive offices and zip code)

(206) 262-6200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On January 13, 2006, Xcyte Therapies Inc., a Delaware corporation (“Xcyte”), and Cyclacel Group plc, a privately held company organized under the laws of England and Wales (“Cyclacel”), entered into an amendment (the “Amendment”) to the Stock Purchase Agreement dated December 15, 2005 between Xcyte and Cyclacel (the “Stock Purchase Agreement”). The Stock Purchase Agreement was previously filed as an exhibit to Xcyte’s Form 8-K on December 20, 2005. The Stock Purchase Agreement initially provided that the obligations of the parties to complete the transactions contemplated by the Stock Purchase Agreement were subject to the condition that the shareholders of Cyclacel Group plc shall have approved a members voluntary liquidation of Cyclacel Group plc (the “Liquidation Approval”). The Amendment removed the Liquidation Approval as a condition to the parties obligations to consummate the transactions contemplated by the Stock Purchase Agreement and amended certain related provisions of the Stock Purchase Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated into this report by reference.

Additional Information and Where to Find It

In connection with the foregoing transactions, Xcyte will file a registration statement on Form S-4 containing a proxy statement/prospectus. Xcyte intends to include in such proxy statement/prospectus a resolution for stockholder approval of the share issuance and certain other matters contemplated by the Stock Purchase Agreement. The proxy statement/prospectus will be mailed to the stockholders of Xcyte. XCYTE’S INVESTORS AND SECURITIES HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS, INCLUDING ANY SUBSEQUENT AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission from Xcyte Therapies, Inc., 1124 Columbia Street, Suite 130, Seattle, WA 98104, Attention: Investor Relations, Telephone: (206) 262-6200.

Xcyte and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Xcyte with respect to the proposed transactions. Information regarding the special interests of these directors and executive officers in the proposed transactions will be included in the proxy statement/prospectus described above. Additional information regarding these executive officers and directors is included in the proxy statement for Xcyte’s 2005 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 29, 2005. This document is available free of charge at the Securities and Exchange Commission website (www.sec.gov) or from Xcyte Investor Relations by writing to the address referred to above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This filing contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the risks that Xcyte’s stockholders will not approve the proposed transactions, the failure to obtain required regulatory approvals, if any, that the closing of the transaction will be delayed or the transaction will not close, that the purchase price payment will not be made or that the parties will not consummate their proposed transaction. Further information about the risks and uncertainties faced by Xcyte are contained in its periodic filings with the Securities and Exchange Commission.

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Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

2.1	Amendment No. 1 to the Stock Purchase Agreement, dated January 13, 2006, between Xcyte Therapies Inc., and Cyclacel Group plc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XCYTE THERAPIES, INC.

By:	/s/ Kathi L. Cordova
Kathi L. Cordova Duly Authorized Officer of Registrant Senior Vice President of Finance and Treasurer

Date: January 19, 2006

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